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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Birchtree Financial Services, Inc.
(A wholly owned subsidiary of RSM McGladrey, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Nicollet Ave., Suite 1100, West Tower
(No. and Street)

Minneapolis (City) MN (State) 55402-2526 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Ferrick (980) 233-4680
(Area Code - Telephone No.)

Chief Financial Officer – National Wealth Management

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1100 Walnut Street, Suite 3300 (Address) Kansas City (City) Missouri (State) 64106-2232 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

			Page
		Independent Auditors' Report	1
☒	(a)	Facing page	
☒	(b)	Statement of Financial Condition	2
☒	(c)	Statement of Income	3
☒	(d)	Statement of Changes in Stockholder's Equity	4
☒	(e)	Statement of Cash Flows	5
☐	(f)	Statement of Changes in Subordinated Liabilities Subordinated to Claims of General Creditors (not applicable)	
		Notes to Financial Statements	6
		Supplementary Information	10
☒	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	11
☒	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	12
☒	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	13
☒	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 (included in item g)	
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).	
☒	(l)	An Oath or Affirmation.	
☐	(m)	A copy of the SIPC Supplemental Report (not required).	
☒	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	14

AFFIRMATION

I, Christopher Ferrick, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to Birchtree Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Christopher Ferrick 2/23/09

Signature Date

Chief Financial Officer

Title

Kerry C. Wolfe

Notary Public

Kerry C. Wolfe
Notary Public
Mecklenburg County
North Carolina
My Commission Expires 12/7/2013

Birchtree Financial Services, Inc.

(A wholly owned subsidiary of RSM McGladrey, Inc.)

SEC I.D. No. 8-31632

Financial Statements as of and for the Year Ended December 31, 2008, Supplemental Schedules as of December 31, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Birchtree Financial Services, Inc.
Bloomington, Minnesota

We have audited the accompanying statement of financial condition of Birchtree Financial Services, Inc. (the "Company") (a wholly owned subsidiary of RSM McGladrey, Inc., an indirect wholly owned subsidiary of H&R Block, Inc.) as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g), (h), and (i) listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2009

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS	
CASH	$ 1,664,272
COMMISSIONS RECEIVABLE	163,071
PREPAID EXPENSES	42,630
DUE FROM PARENT AND AFFILIATE	2,085,420
TOTAL	$ 3,955,393
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 1,763
Income taxes payable to Parent	222,802
Total liabilities	224,565
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, Series A, $1 par value — 100,000 shares authorized; 1,000 shares issued and outstanding; Series B, $1 par value — 100,000 shares authorized; no shares issued and outstanding	1,000
Preferred stock, Series A, $1 par value — 20,000 shares authorized; no shares issued and outstanding	-
Additional paid-in capital	4,860,581
Accumulated deficit	(1,130,753)
Total stockholder's equity	3,730,828
TOTAL	$ 3,955,393

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Insurance product commissions	$1,263,144
Commissions	967,278
Other income	27,714
Total revenues	2,258,136
EXPENSES:	
Professional membership fees	19,839
Arbitration costs (Note 2b)	68,087
General and administrative (Note 2b)	1,585,427
Total expenses	1,673,353
INCOME BEFORE INCOME TAXES	584,783
INCOME TAX EXPENSE (Note 3)	222,802
NET INCOME	$ 361,981

See notes to financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Class A Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCES — January 1, 2008	$ 1,000	$ 5,211,193	$ (1,492,734)	$ 3,719,459
Capital contributions from Parent and affiliate		1,149,388		1,149,388
Distribution paid to Parent		(1,500,000)		(1,500,000)
Net income			361,981	361,981
BALANCES — December 31, 2008	$ 1,000	$ 4,860,581	$ (1,130,753)	$ 3,730,828

See notes to financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 361,981
Adjustment to reconcile net income to net cash provided by operating activities:	
Expenses allocated from Parent and affiliate	1,149,388
Changes in:	
Deposits with and receivable from clearing broker	13,655
Commissions receivable	(80,673)
Prepaid expenses	(42,630)
Due from Parent and affiliate	266,369
Accounts payable and accrued expenses	(230,620)
Income taxes payable to Parent	50,637
Net cash provided by operating activities	1,488,107
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution paid to Parent	(1,500,000)
Net cash used in financing activities	(1,500,000)
NET DECREASE IN CASH	(11,893)
CASH — Beginning of year	1,676,165
CASH — End of year	$ 1,664,272
NONCASH OPERATING ACTIVITIES:	
Expenses allocated from Parent and affiliate	$ 1,149,388

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Birchtree Financial Services, Inc. (the "Company") is a wholly owned subsidiary of RSM McGladrey, Inc. (the "Parent" or "RSM"). The Parent is an indirect wholly owned subsidiary of H&R Block, Inc. ("Block"). The Parent owns all outstanding Series A common shares of the Company. The Company works with Retirement Resources, an operating unit of the Parent, to provide retirement plan solutions to retirement plan clients. The Company is dependent economically and operationally on its Parent and Block. Accordingly, the Company's operations may not be indicative of the results that might be obtained had it operated independently of its Parent and Block.

The Company is a registered broker-dealer and a licensed insurance agency. Located in Bloomington, Minnesota, the Company participates in an insurance alliance through which the Company and its Parent refer their tax, consulting, and financial advisory clients (through registered representatives) to independent insurance companies and independent, licensed insurance agents for certain life insurance products (see Note 3). In certain product offerings, plan clients will receive participant accounting, administrative, and consulting services from the Parent; investment advisory services from RSM (a registered investment advisor); or broker of record services, insurance products, and certain investments through Birchtree Financial Services, Inc. When serving as broker of record, the Company and the client plan sponsor will enter into a brokerage services agreement specifying the Company's role at the request of the client plan sponsor. Through its registered representatives, the Company will provide information pertaining to available investments, respond to general investment questions plan sponsors may have in executing their fiduciary responsibilities, and respond to general questions from plan participants at enrollment or educational meetings. In exchange for these services, the Company will receive asset-based compensation on plan assets invested in securities products.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition — On December 31, 2005, the Company and its Parent entered into an insurance agreement with Diversified Brokerage Services ("DBS"). This agreement allows the Company's registered advisors the ability to sell insurance products through various insurance carriers. DBS provides operational support for the Company's insurance platform and reconciles commissions between the Company's advisors, the insurance carriers, and outside independent insurance agents who may have assisted in the insurance sales process. The new agreement is cancelable by either party with 90 days notice. In addition, the Company and its Parent had entered into contracts with three unrelated insurance companies to refer their financial advisory clients (through the Company's registered representatives and licensed agents) to these companies and independent, licensed insurance agents for certain life insurance products (the Insurance Alliance). Carriers or underwriters not affiliated with DBS pay the Company directly for previous Insurance Alliance business and commissioned policies as the Company is the broker of record on these policies.

Commission revenues and expenses are recorded on a trade-date basis as securities transactions occur. Insurance product commission revenues are recorded as earned upon the effective date of the policy. DBS tracks and collects insurance policy revenue on the Company's behalf, while carriers or underwriters not affiliated with DBS pay the Company directly for previous Insurance Alliance business and commissioned policies changed to the Company as broker of record due to the recruitment of new representatives. Commission revenues paid to the Company by DBS are the net commissions from policies placed as in some cases Independent Insurance Agents (IIAs) assist the representatives with the underwriters' insurance policy and are paid directly by the insurance carriers.

Income Taxes — The Company is included with Block in filing consolidated Federal and state income tax returns. The Company is subject to federal examination by tax authorities for the years 1999 through 2007 and is subject to state examination for the years 2005, 2006 and 2007. The current payable and deferred income taxes are calculated on the basis of the tax allocation method adopted by Block in its consolidated income tax returns, which method charges income taxes payable and allocates recoverable income taxes to members of the consolidated group on the basis of each company's separate taxable income or loss. The Company records its current payable or recoverable income taxes to the income taxes due to Parent account. Deferred income tax assets and liabilities are provided based on enacted tax rates for the difference between the income tax and financial reporting basis of assets and liabilities. The Company's deferred tax assets include state tax loss carry-forward and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not realized. There are no deferred income taxes at December 31, 2008.

The Company utilizes the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109* ("FIN 48"). This interpretation clarifies the accounting and reporting for uncertainties in income tax law, and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions. The Company did not have a FIN 48 liability recorded as of December 31, 2008.

Concentrations of Credit Risk — The Company maintains its cash accounts with one financial institution. The cash balance is insured by the FDIC up to $250,000 through December 31, 2009; thereafter, up to $100,000. The Company had cash on deposit at December 31, 2008, that exceeded the balance insured by the FDIC in the amount of $1,414,272.

New Accounting Standards — In May 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. The purpose of SFAS No. 162 is to improve financial reporting by providing a consistent framework for determining what accounting principles should be applied when preparing GAAP financial statements. The Company's adoption of SFAS No. 162 is not expected to have a material impact on its financial condition, results of operations or financial statement disclosures.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No.157 – Fair Value Measurements (SFAS No.157). SFAS No. 157 establishes a hierarchy for determining the fair value of a financial instrument. The hierarchy consists of three levels of valuations based on the evidence used to determine the valuation. SFAS No. 157 requires that the highest level of valuation available be used. The adoption of SFAS No. 157 had no impact on the Company's financial statements.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*, which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The

application of the guidance in FSP 157-3 did not have a material impact on the Company's financial condition or results of operations or its determination of the fair value of the Company's financial assets.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 allows entities to elect fair value accounting for any financial assets or financial liabilities, with changes in fair value reported in earnings. Alternatively, entities may elect to continue the use of current accounting guidance. The Company did not elect to apply the fair value option to any eligible financial assets or financial liabilities as of December 31, 2008.

2. RELATED-PARTY TRANSACTIONS

(a) Due From Parent — The Company's non-interest-bearing receivable from its Parent primarily relates to Retirement Resources activities of the Parent company.

(b) Expense Sharing Agreement — Effective December 1, 2003, the Company entered into an expense sharing arrangement with its Parent. Under the terms of this agreement, the Company recognizes all direct Company expenses. General and administrative expenses, such as salary, occupancy, office supplies, and technology services, are recorded and paid by the Parent and are allocated to the Company based on a percentage of employees' time related to Company activities. The Company recognizes these costs paid by the Parent as an expense in the statement of income and a corresponding increase in the paid-in capital account. The expense for 2008 was $1,098,400 and was recognized in general and administrative expense on the Company's statement of income for the year ended December 31, 2008. On April 29, 2008, the Company paid a distribution in the amount of $1,500,000 to the Parent.

The Company periodically is involved in matters with former clients that are resolved through arbitration and negotiated settlements. Arbitration and settlement payments, as well as the related legal costs pursuant to such matters, are made by an affiliate. The Company recognizes such costs when awards are rendered or payments are made on its behalf as an expense and a corresponding increase in paid-in capital, as the Company is not required to reimburse the affiliate for such payments. In 2008, the Company recognized arbitration costs of $68,087 of which $50,988 were paid by the Parent on its behalf.

(c) Due to Block — Block allocates certain professional fees to its subsidiaries, including the Company on a current basis. Allocated professional fees to the Company totaled $58,401, which costs are included in amounts Due From Parent and affiliate on the Company's statement of financial condition for the year ended December 31, 2008.

3. INCOME TAXES

The components of income tax expense for the year ended December 31, 2008, comprise the following:

Federal	$ 204,674
State — local	18,128
Total expense	$ 222,802

The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate for the year ended December 31, 2008:

Expected tax expense	35.0 %
Other — including state income taxes — net of federal income tax expense state taxes (net)	3.1
Total expense	38.1 %

4. COMMITMENTS AND CONTINGENCIES

The Company is a party to legal actions, in addition to arbitration proceedings described in Note 2(b), arising in the normal course of business. In the opinion of management based, in part, on discussions with outside legal counsel, resolution of such matters will not have a material adverse effect on the financial statements of the Company.

5. CAPITAL STRUCTURE

The various rights and privileges of the Company's stock issues are as follows:

a. Series A common shares are the only voting class of stock with the holders entitled to the net assets of the Company upon liquidation after the Series B common and preferred shares are redeemed.

b. Series B common shares are nonvoting, subject to redemption and second preference on liquidation at par, and the holders are not entitled to dividends. As of and for the year ended December 31, 2008, there were no Series B common shares outstanding.

c. Preferred shares are nonvoting and subject to redemption and first preference on liquidation at par. As of and for the year ended December 31, 2008, there were no preferred shares outstanding.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, the fair value of each class of financial instruments is being disclosed. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial instruments include cash, commissions receivable, due from Parent and affiliate, accounts payable and accrued expenses, and income taxes payable to Parent. The estimated fair value of such financial instruments at December 31, 2008, approximate their carrying value as reflected in the statement of financial condition.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,439,707 which was $1,424,736 in excess of its required net capital of $14,971. The aggregate indebtedness to net capital ratio was 0.16 to 1.

* * * * * *

SUPPLEMENTAL SCHEDULES

SCHEDULE g

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

TOTAL STOCKHOLDER'S EQUITY	$ 3,730,828
DEDUCTIONS AND CHARGES:	
Commissions receivable	(163,071)
Due from Parent and affiliate	(2,085,420)
Prepaid expenses	(42,630)
Total deductions and charges	(2,291,121)
NET CAPITAL	1,439,707
Minimum net capital required — the greater of $5,000 or 6.67% of aggregate indebtedness	14,971
EXCESS NET CAPITAL	$ 1,424,736
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 1,763
Income taxes payable to Parent	222,802
Total aggregate indebtedness	$ 224,565
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.16 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2008):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report, filed January 16, 2009	$ 1,481,335
Audit adjustments, net — primarily related to overstatement of general and administrative expense for bonus accrual and salary allocation	(41,628)
NET CAPITAL, as amended on February 23, 2009 per above	$ 1,439,707

SCHEDULE h

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

Exemption under section (k)(1) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

BIRCHTREE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of RSM McGladrey, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

Exemption under section (k)(1) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 23, 2009

Board of Directors and Stockholder
Birchtree Financial Services, Inc.
Bloomington, Minnesota

In planning and performing our audit of the financial statements of Birchtree Financial Services, Inc. (the "Company") (a wholly owned subsidiary of RSM McGladrey, Inc., an indirect wholly owned subsidiary of H&R Block, Inc.) as of and for the year ended December 31, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END